UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BAKKT HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

05759B107

(CUSIP Number)

Andrew J. Surdykowski

Intercontinental Exchange, Inc.

5660 New Northside Drive

Atlanta, GA 30328

770-857-4700

With a Copy to:

Rory B. O’Halloran

Cody Wright

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022-6069

212-848-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05759B107

1	NAME OF REPORTING PERSONS Intercontinental Exchange, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 174,793,798 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 174,793,798 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,793,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.9% (3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Based on (i) 4,714,336 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Bakkt Holdings, Inc. (the “Issuer”) and (ii) 170,079,462 shares of Class V common stock, par value $0.0001 per share (“Class V Common Stock”, and together with the Class A Common Stock, the “Common Stock”), of the Issuer beneficially owned by the Reporting Person as of the date hereof. As reported herein, the Reporting Persons beneficially own 67.9% of the Common Stock; however, the voting power of the Reporting Persons in respect of the Common Stock is reduced to 30% pursuant to the Voting Agreement between Intercontinental Exchange Holdings, Inc. (“ICEH”), a wholly owned subsidiary of Intercontinental Exchange, Inc. (“ICE”), and the Issuer, so long as ICEH and its affiliates own 50% or more of the total voting power of the Issuer, as described further in Item 6 of this Schedule 13D.

(2)	Based on (i) 4,714,336 shares of Class A Common Stock and (ii) 170,079,462 shares of Class V Common Stock beneficially owned by the Reporting Person as of the date hereof.
(3)

Based on a total of 257,376,108 shares of Common Stock, consisting of 49,969,460 shares of Class A Common Stock and 207,406,648 shares of Class V Common Stock, outstanding as of October 15, 2021. As described in note 1 above, the Reporting Persons beneficially owns 67.9% of the Common Stock; however, the Reporting Persons’ voting power in respect of the Common Stock is reduced to 30% pursuant to the Voting Agreement between ICEH, a wholly owned subsidiary of ICE, and the Issuer, so long as ICEH and its affiliates own 50% or more of the total voting power of the Issuer, as described further in Item 6 of this Schedule 13D. As of the date hereof, the Reporting Person beneficially owns 9.4% of the outstanding shares of Class A Common Stock (excluding any shares of Class V Common Stock).

SCHEDULE 13D

CUSIP No. 05759B107

1	NAME OF REPORTING PERSONS Intercontinental Exchange Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 174,793,798 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 174,793,798 (5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,793,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.9% (6)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(4)	Based on (i) 4,714,336 shares of Class A Common Stock and (ii) 170,079,462 shares of Class V Common Stock beneficially owned by the Reporting Person as of the date hereof.
(5)	Based on (i) 4,714,336 shares of Class A Common Stock and (ii) 170,079,462 shares of Class V Common Stock beneficially owned by the Reporting Person as of the date hereof.
(6)

Based on a total of 257,376,108 shares of Common Stock, consisting of 49,969,460 shares of Class A Common Stock and 207,406,648 shares of Class V Common Stock, outstanding as of October 15, 2021. As described in note 1 above, the Reporting Persons beneficially owns 67.9% of the Common Stock; however, the Reporting Persons’ voting power in respect of the Common Stock is reduced to 30% pursuant to the Voting Agreement between ICEH and the Issuer, so long as ICEH and its affiliates own 50% or more of the total voting power of the Issuer as described further in Item 6 of this Schedule 13D. As of the date hereof, the Reporting Person beneficially owns 9.4% of the outstanding shares of Class A Common Stock (excluding any shares of Class V Common Stock).

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Bakkt Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 5900 Windward Parkway, Suite 450, Alpharetta, GA 30005. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Each common unit of Bakkt Opco Holdings, LLC, a Delaware limited liability company (“Bakkt Opco”) (a “Bakkt Opco Common Unit”, and together with one share of Class V Common Stock, par value $0.0001 per share (the “Class V Common Stock”), of the Issuer, a “Paired Interest”) is exchangeable (along with the cancelation of a corresponding number of paired shares of Class V Common Stock) for one share of Class A Common Stock pursuant to the Exchange Agreement (as described in Item 6 below, subject to adjustment as set forth in the Exchange Agreement). The Class A Common Stock and the Class V Common Stock are collectively referred to herein as the “Common Stock”.

Item 2.	Identity and Background.

(a) – (b), (f) This Schedule 13D is being jointly filed by Intercontinental Exchange, Inc., a Delaware corporation (“ICE”), and Intercontinental Exchange Holdings, Inc., a Delaware corporation (“ICEH”, and together with ICE, the “Reporting Persons”).

ICEH is the direct holder of the securities reported herein. ICEH is a direct, wholly owned subsidiary of ICE.

The address of the principal executive offices of each of the Reporting Persons is 5660 New Northside Drive, Atlanta, Georgia 30328.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons are set forth in Schedules I and II hereto and are incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons have agreed to file jointly one statement with respect to their beneficial ownership of the Common Stock.

(c) The principal business of the Reporting Persons is the provision of marketplace infrastructure, data services and technology solutions to a broad range of customers including financial institutions, corporations and government entities.

(d) – (e) During the last five years, none of the Reporting Persons, and to the best of each such Reporting Person’s knowledge, none of the directors or executive officers of such Reporting Person listed in Schedules I and II hereto, have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

The shares of Class V Common Stock and Bakkt Opco Common Units were acquired pursuant to the Agreement and Plan of Merger, dated as of January 11, 2021, as amended by the Amendment to Agreement and Plan of Merger, dated March 31, 2021, and the Amendment to Agreement and Plan of Merger, dated September 29, 2021 (as amended, the “Merger Agreement”), in each case, by and among VPC Impact Acquisition Holdings, Pylon Merger Company LLC (“Merger Sub”) and Bakkt Holdings, LLC (“Bakkt”), pursuant to which Merger Sub merged (the “Merger”) with and into Bakkt with Bakkt continuing as the surviving entity and re-named Bakkt Opco Holdings, LLC (Bakkt Opco). The Merger closed on October 15, 2021 (the “Closing Date”). Pursuant to the terms of the Merger Agreement, all outstanding membership interests and rights to acquire membership interests in Bakkt immediately prior to the closing of the Merger (the “Closing”) were exchanged for an aggregate of 208,200,000 Bakkt Opco Common Units and an equal number of newly issued shares of Class V Common Stock, which are non-economic voting shares of Issuer, of which 207,406,648 were outstanding following the Closing and 793,352 were reserved for issuance upon the exercise of a warrant agreement.

Bakkt Opco Common Units represent limited liability company interests of Bakkt Opco, and the Issuer is the managing member of Bakkt Opco. Pursuant to the terms of the Exchange Agreement (as defined below), beginning on the six-month anniversary of the Closing Date, each of the Bakkt Opco Common Units beneficially owned by the equity holders of Bakkt as of the Closing may be exchanged (along with the cancelation of a corresponding number of paired shares of Class V Common Stock) at the discretion of the holder for (i) shares of Class A Common Stock on a one-for-one basis (subject to adjustment as set forth in the Exchange Agreement), or (ii) at option of the Issuer, cash. These exchange rights do not expire.

Upon the Closing, ICEH received 170,079,462 Bakkt Opco Common Units and 170,079,462 shares of Class V Common Stock.

Additionally, on the Closing Date, immediately prior to the Closing, ICEH purchased 4,714,336 shares of Class A Common Stock from the Issuer at the price of $10.00 per share pursuant to the terms of the Subscription Agreement entered into by ICEH and the Issuer in connection with the Merger (as described further in Item 6 below). The source of funds for the purchase of the Class A Common Stock was the Reporting Persons’ working capital.

The descriptions of the Merger Agreement and the Subscription Agreement contained in this Item 3 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 4.	Purpose of Transaction.

The information set forth and incorporated by reference in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons, as investors in the Issuer, intend to continuously review their investment in the Issuer, the Issuer’s business affairs and general industry and economic conditions, and the Reporting Persons’ other business opportunities and liquidity considerations. The Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. Based on any such review and discussions with the Issuer’s Board and management, the Reporting Persons may, at any time and from time to time, determine (subject to applicable law and the terms of the Exchange Agreement, the Surviving Company LLC Agreement, the Voting Agreement, the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement) to take an action which could involve one or more of the types of transactions contemplated in clauses (a) through (j) of Item 4 of Schedule 13D, including the Reporting Persons or other persons: (i) acquiring securities or additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer), through open market purchases, private agreements or otherwise; (ii) disposing of all or a portion of the securities of the Issuer owned by them through open market sales, private agreements, block sales, and exchanges of Bakkt Opco Common Units for shares of Class A Common Stock (along with the cancelation of the equivalent amount of paired shares of Class V Common Stock) pursuant to the Exchange Agreement; and (iii) business combinations or other extraordinary corporate transactions, sales or purchases of material assets, changes in the Board or management of the Issuer, changes in the present capitalization of the Issuer, changes to the Issuer’s business or corporate structure, changes in the Issuer’s certificate of incorporation or bylaws, shared service agreements, collaborations, joint ventures and other business arrangements between or involving the Reporting Persons and the Issuer. Any action or actions the Reporting Persons might undertake in respect of the Issuer’s securities will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Class A Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s and the Reporting Persons’ businesses, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the foregoing.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The percentage of beneficial ownership in this Schedule 13D is based on: (i) with respect to the total amount of securities issued and outstanding, an aggregate of 49,969,460 shares of Class A Common Stock and 207,406,648 shares of Class V Common Stock outstanding as of the Closing Date, based on the most recent information received by the Reporting Persons from the Issuer, and (ii) with respect to the securities beneficially owned by the Reporting Persons, the 4,714,336 shares of Class A Common Stock purchased by ICEH pursuant to the Subscription Agreement, and 170,079,462 shares of Class A Common Stock underlying the Paired Interests (consisting of 170,079,462 Bakkt Opco Common Units and 170,079,462 shares of Class V Common Stock) received by ICEH upon the Closing.

The aggregate number and percentage of shares of Class A Common Stock and Class V Common Stock beneficially owned by the Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, ICEH directly holds 4,714,336 shares of Class A Common Stock, 170,079,462 shares of Class V Common Stock and 170,079,462 Bakkt Opco Common Units. Pursuant to the terms of the Exchange Agreement (as defined below), beginning on the six-month anniversary of the Closing Date, Bakkt Opco Common Units, when coupled with an equivalent number of shares of Class V Common Stock, may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis (subject to adjustment as set forth in the Exchange Agreement), or, at the option of the Issuer, cash, subject to the following exceptions: (i) no holder of Bakkt Opco Common Units may exchange less than 25,000 Bakkt Opco Common Units in any single exchange unless exchanging all of their Bakkt Opco Common Units; and (ii) such exchange can only occur once per calendar month without the prior written consent of Bakkt Opco and the Issuer.

Pursuant to the Voting Agreement (as described further below), as long as ICEH and its affiliates hold 50% or more of the issued and outstanding shares of Common Stock, a proxy designated by the Board will vote the Excess Shares (defined in Item 6 below) beneficially owned by the Reporting Persons on any Stockholder Matter (as defined in Item 6 below) in the same percentages for and against such Stockholder Matter as votes were cast for and against such Stockholder Matter by all stockholders of the Issuer other than ICEH and its affiliates. The Voting Agreement does not apply to the voting of shares of Common Stock beneficially owned by ICEH and its affiliates that are not Excess Shares. The Voting Agreement also does not apply to the giving or withholding of consent or approval in respect of any matter requiring the approval of the Required Interest (as defined in Item 6 below) of Bakkt Opco equity holders under the Surviving Company LLC Agreement. The Voting Agreement will terminate if the voting power represented by the shares of Common Stock beneficially owned by ICEH and its affiliates falls below 50% of the total voting power of the shares of Common Stock issued and outstanding and entitled to vote at any time.

To the best knowledge of the Reporting Persons, the following persons beneficially own or may be deemed to beneficially own the shares of Class V Common Stock and Bakkt Opco Common Units set forth below:(7)

(7)

Beneficial ownership information set forth below is with respect to shares of Class V Common Stock and Bakkt Opco Common Units indirectly acquired by Ms. Bowen, Messrs. Noonan, Salerno and Tese, and Mr. Sprecher’s spouse in connection with the Closing in respect of incentive units held by such individuals under the Bakkt equity incentive plan in effect prior to the Closing and held directly by Bakkt Management LLC (“Bakkt Management”). In addition to the shares of Class V Common Stock and Bakkt Opco Common Units set forth below that are beneficially owned by Mr. Sprecher’s spouse, Mr. Sprecher’s spouse also is entitled to acquire beneficial ownership of an additional 2,439,443 shares of Class V Common Stock and 2,439,443 Bakkt Opco Common Units subject to satisfaction of time-based vesting conditions.

•	Hon. Sharon Y. Bowen, Director, ICE, beneficially owns 29,769 shares of Class V Common Stock and 29,769 Bakkt Opco Common Units.

•	Thomas E. Noonan, Director, ICE, beneficially owns 13,231 shares of Class V Common Stock and 13,231 Bakkt Opco Common Units.

•	Frederic V. Salerno, Director, ICE, beneficially owns 9,923 shares of Class V Common Stock and 9,923 Bakkt Opco Common Units.

•	Vincent Tese, Director, ICE, beneficially owns 9,923 shares of Class V Common Stock and 9,923 Bakkt Opco Common Units.

•

Jeffrey C. Sprecher, Director (Chairman) and Chief Executive Officer, ICE, may be deemed to beneficially own 1,219,721 shares of Class V Common Stock and 1,219,721 Bakkt Opco Common Units, which shares and units are beneficially owned by his spouse through her holdings of vested incentive units in Bakkt Management. Mr. Sprecher disclaims beneficial ownership of the shares and units held indirectly by his spouse.

The Reporting Persons specifically disclaim beneficial ownership over such shares and units held by the persons listed above.

The share ownership reported herein for the Reporting Persons does not include any securities of the Issuer held by any party to the Stockholders Agreement (as defined and described in Item 6 below) other than ICEH, and each of the Reporting Persons disclaims beneficial ownership of any such securities owned by such other parties.

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in Class A Common Stock or Class V Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Class V Common Stock

Pursuant to the terms of the Issuer’s Certificate of Incorporation, shares of Class V Common Stock provide no economic rights in the Issuer to the holder thereof. However, each holder of Class V Common Stock will be entitled to vote with the holders of Class A Common Stock, with each share of Class V Common Stock entitling the holder to one vote per share.

Exchange Agreement

On the Closing Date, the Issuer entered into an exchange agreement with Bakkt and certain holders of Bakkt Opco Common Units (the “Exchange Agreement”), which provides for the exchange of Bakkt Opco Common Units into shares of Class A Common Stock, subject to the following exceptions: (i) no holder of Bakkt Opco Common Units may exchange less than 25,000 Bakkt Opco Common Units in any single exchange unless exchanging all of their Bakkt Opco Common Units; and (ii) such exchange can only occur once per calendar month without the prior written consent of Bakkt Opco and the Issuer. From and after the six-month anniversary of the Closing, such holders of Bakkt Opco Common Units will be able to elect to exchange all or any portion of their Bakkt Opco Common Units (along with the cancelation of the equivalent amount of paired shares of Class V Common Stock) for shares of Class A Common Stock by delivering a notice to Bakkt; provided, that the Issuer, at its sole election, may instead pay for such Bakkt Opco Common Units in cash based on the volume weighted average price of the Class A Common Stock over the five consecutive full trading days ending on and including the last full trading day immediately prior to the date of the receipt of the written notice of the exchange pursuant to the terms of the Exchange Agreement.

Exchange Ratio

The initial exchange ratio will be one Bakkt Opco Common Unit and the cancellation of one share of Class V Common Stock for one share of Class A Common Stock. The exchange ratio will be adjusted for any subdivision (by unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Bakkt Opco Common Units or the paired shares of Class V Common Stock that is not accompanied by an identical subdivision or combination of shares of Class A Common Stock or, by any such subdivision or combination of the shares of Class A Common Stock that is not accompanied by an identical subdivision or combination of the Bakkt Opco Common Units and the paired shares of Class V Common Stock. If the shares of Class A Common Stock are converted or changed into another security, securities or other property, on any subsequent exchange an exchanging holder of Bakkt Opco Common Units will be entitled to receive such security, securities or other property.

Restrictions on Exchange

The Issuer may refuse to effect an exchange if it determines that an exchange would violate applicable law (including securities laws) or not be permitted under other agreements between the exchanging Bakkt Opco Common Units with the Issuer or its subsidiaries, including the Surviving Company LLC Agreement or any written policies of the Issuer related to unlawful or inappropriate trading applicable to its directors, officers or other personnel.

Surviving Company LLC Agreement

On the Closing Date, the existing second amended and restated limited liability company agreement of Bakkt was further amended and restated in its entirety (the “Surviving Company LLC Agreement”) and ICEH became a party to the Surviving Company LLC Agreement. Among other things, the Surviving Company LLC Agreement contains restrictions on transfers of Bakkt Opco Common Units and requires the prior consent of the Issuer, as the managing member of Bakkt, for such transfers, except, in each case, for (i) certain transfers to permitted transferees under certain conditions and (ii) exchanges of Bakkt Opco Common Units for Class A Common Stock pursuant to the Exchange Agreement as described above.

Management

The Issuer, as the managing member of Bakkt Opco, will have the sole vote on most matters that require a vote of members under the Surviving Company LLC Agreement or applicable law. Holders constituting the “Required Interest”, which is defined as one or more members (excluding the managing member) holding a majority of the Bakkt Opco Common Units then owned by all of the members, excluding the Bakkt Opco Common Units held by the managing member or any members controlled by the managing member (unless no person other than the managing member holds Bakkt Opco Common Units, then the Required Interest will be the managing member), will have certain consent rights described below. As of the date hereof, ICEH holds a majority of the Bakkt Opco Common Units.

Termination Transaction

The Issuer as the managing member may not, without the prior written consent of a Required Interest, engage in a “Termination Transaction”, which is any direct or indirect transfer of all or any portion of the managing member’s interest in Bakkt Opco in connection with, or the other occurrence of, (a) a merger, consolidation or other combination involving the managing member, on the one hand, and any other person, on the other hand, or (b) a sale, lease, exchange or other transfer of all or substantially all of the assets of the managing member not in the ordinary course of its business, whether in a single transaction or a series of related transactions, or (c) a direct or indirect transfer of all or substantially all of the managing member’s interest in Bakkt Opco; however, a “Termination Transaction” excludes (i) any direct or indirect transfers of equity securities of the Issuer by any stockholder or other holder thereof (other than any such transfers pursuant to a combination transaction described in the foregoing clause (a)) and (ii) any exchange in accordance with the terms of the Exchange Agreement. As of the date hereof, ICEH holds a majority of the Bakkt Opco Common Units and accordingly, has the Required Interest necessary to approve (or not approve) a Termination Transaction.

Voting Agreement

On the Closing Date, the Issuer entered into a voting agreement with ICEH (the “Voting Agreement”), providing that (i) ICEH’s voting power, as represented by shares of Class A Common Stock and Class V Common Stock beneficially owned by ICEH and its affiliates as of any record date for a stockholder vote or consent of the Issuer (a “Stockholder Matter”), will be jointly calculated by ICEH and the Issuer, and (ii) if ICEH and its affiliates’ voting power exceeds

30% of the total voting power of all shares of Class A Common Stock and Class V Common Stock that are issued and outstanding and entitled to vote as of the relevant record date (the number of shares of Class A Common Stock and Class V Common Stock having such excess voting power, the “Excess Shares”), ICEH will irrevocably appoint a proxy, designated by the Board, and that proxy will vote the Excess Shares in the same percentages for and against such Stockholder Matter as votes were cast for and against such Stockholder Matter by all stockholders of the Issuer other than ICEH.

The Voting Agreement does not apply to the giving or withholding of consent or approval in respect of any matter requiring the approval of the Required Interest of Bakkt Opco equity holders under the Surviving Company LLC Agreement. The Voting Agreement will terminate if the voting power represented by the shares beneficially owned by ICEH and its affiliates falls below 50% of the total voting power of the shares of the Issuer’s Class A Common Stock and Class V Common Stock issued and outstanding and entitled to vote at any time.

Stockholders Agreement

On the Closing Date, the Issuer entered into a Stockholders Agreement with VPC Impact Acquisition Holdings Sponsor, LLC (the “Sponsor”) and the holders of common units of Bakkt Opco immediately prior to the Closing (the “Bakkt Holders”), including ICEH (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, the initial Board is comprised of eight directors, (a) one of whom was designated by the Sponsor (the “Sponsor Director”), (b) one of whom was designated by Bakkt (the “Bakkt Director”), and (c) the remainder of whom were jointly designated by the Sponsor and Bakkt, with the directors being divided into three (3) classes, with each class serving for staggered three (3) year terms. David Clifton, Vice President of M&A and Integration of ICE and former interim CEO of Bakkt, was designated by Bakkt to serve as the Bakkt Director.

If, prior to the second annual meeting of stockholders of the Issuer following the Closing Date at which directors are elected, a vacancy is created at any time by the death, retirement, removal or resignation of the Bakkt Director or the Sponsor Director, any individual nominated by or at the direction of the Board or any duly-authorized committee thereof to fill such vacancy will be, and the Issuer will take all necessary action to cause such vacancy to be filled as soon as possible by, (i) in the case of such a vacancy with respect to the Bakkt Director, a designee of ICEH if ICEH then holds at least 5% of the issued and outstanding shares of Common Stock held by ICEH on the Closing Date, or (ii) in the case of such a vacancy with respect to the Sponsor Director, a designee of the Sponsor if the Sponsor then holds at least 50% of the issued and outstanding shares of Common Stock held by the Sponsor on the Closing Date.

Pursuant to the Stockholders Agreement, each Bakkt Holder agreed severally and not jointly that, except for certain permitted transfers, such equity holder may not transfer, or make a public announcement of any intention to transfer, any equity securities of the Issuer (other than any shares of Class A Common Stock purchased by a Bakkt Holder (including ICEH) pursuant to a subscription agreement (including the Subscription Agreement)) and the equity securities of Bakkt Opco, in each case, during the period commencing on the Closing and continuing until the six-month anniversary of the Closing. Also pursuant to the Stockholders Agreement, the Sponsor agreed that, except for certain permitted transfers, it may not transfer, or make a public announcement of any intention to transfer, (i) any “private placement” warrants to purchase Class A Common Stock of the Issuer (or any shares of Class A Common Stock resulting from the exercise of any such warrant) for a period of 30 days after the Closing or (ii) any securities of the Issuer (other than any “private placement” warrants to purchase Class A Common Stock of the Issuer (or any shares of Class A Common Stock resulting from the exercise of any such warrant)) until the earlier of (A) one year after the Closing and (B) after the Closing, (x) if the closing price of shares of Class A Common Stock equal or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing or (y) the date on which the Issuer completes a liquidation, merger, reorganization or similar transaction that results in all of holders of Class A Common Stock having the right to exchange their shares of Class A Common Stock for cash, securities or other property.

Registration Rights Agreement

On the Closing Date, the Issuer entered into a Registration Rights Agreement with Sponsor, the Bakkt Holders (including ICEH) and certain other parties named therein (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer is obligated to file a registration statement covering the resale of registrable securities held by the Sponsor and the Bakkt Holders as soon as practicable after the Closing, but in any event within 30 days after the Closing, such that the holders of such registrable securities may from time to time sell such securities. The Issuer has provided the holders of registrable securities under the Registration Rights Agreements with certain underwritten offering demand rights, provided that the demanding holders in the aggregate hold at least $50.0 million of registrable securities. The holders of registrable securities will have certain rights to require the Issuer to register the resale of registrable securities on Form S-3, if available for use by the Issuer. The holders of registrable securities will be entitled to certain customary “piggyback” registration rights on all registration statements of the Issuer. Under the Registration Rights Agreement, the Issuer has agreed to indemnify the holders of registrable securities and certain third parties against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell registrable securities of the Issuer.

Tax Receivable Agreement

On the Closing Date, the Issuer entered into a Tax Receivable Agreement with ICEH and the other Bakkt Holders (the “Tax Receivable Agreement”). As noted above, pursuant to the Exchange Agreement, holders of Bakkt Opco Common Units may, subject to certain conditions, from and after the six-month anniversary of the date of the Closing, exchange such Bakkt Opco Common Units (along with the cancelation of the equivalent amount of paired shares of Class V Common Stock) for shares of Class A Common Stock on a one-for-one basis, subject to the terms of the Exchange Agreement, including the Issuer’s right to elect to deliver cash in lieu of shares of Class A Common Stock and, in certain cases, adjustments to the exchange ratio as set forth therein.

The exchanges undertaken pursuant to the Exchange Agreement are expected to result in increases in the tax basis of the tangible and intangible assets of Bakkt Opco. The Tax Receivable Agreement provides for the payment by the Issuer to exchanging holders of Bakkt Opco Common Units of 85% of certain net income tax benefits, if any, that the Issuer realizes (or in certain cases is deemed to realize) as a result of these increases in tax basis and certain other tax attributes of Bakkt Opco and tax benefits related to entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement. This payment obligation is an obligation of the Issuer and not of Bakkt Opco.

The term of the Tax Receivable Agreement will continue until all payment obligations have been satisfied unless the Issuer, with the written approval of the majority of the independent directors, exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits or the Tax Receivable Agreement is otherwise terminated early on the terms and conditions set forth in the Tax Receivable Agreement, including, without limitation, due to certain material breaches by the Issuer of its material obligations under the Tax Receivable Agreement or certain change of control events of the Issuer.

Subscription Agreement

On January 11, 2021, ICEH entered into a subscription agreement (as amended and restated on October 14, 2021, the “Subscription Agreement”) with the Issuer, pursuant to which ICEH subscribed for and agreed to purchase from the Issuer up to 5,000,000 shares of Class A Common Stock for a purchase price of $10.00 per share on the terms provided for therein, subject to the right for ICEH to assign to other Bakkt equity holders prior to the Closing the right and obligation to purchase up to an aggregate of $5 million of the shares of Class A Common Stock that ICEH agreed to purchase in the Subscription Agreement. In connection therewith, other Bakkt equity holders purchased 285,664 shares of Class A Common Stock from the Issuer, and ICEH purchased 4,714,336 shares of Class A Common Stock from the Issuer at the Closing.

The Subscription Agreement provides that the Issuer is required to file with the SEC, within 30 days after the Closing (the “Filing Deadline”), a registration statement registering the resale of the shares of Class A Common Stock to be issued to any investors, including ICEH, that are parties to subscription agreements substantially in the form of the ICEH Subscription Agreement, and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (a) the 60th calendar day (or 90th calendar day if the SEC notifies the Issuer that it will “review” such registration statement) following the Filing Deadline and (b) the 10th business day after the date the Issuer is notified by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

Cooperation Agreement

On the Closing Date, ICE entered into a cooperation agreement (the “Cooperation Agreement”), which contains certain cooperation, information sharing and related provisions to facilitate compliance by ICE and certain of its affiliates (including ICEH) with their accounting, financial reporting and public disclosure and similar requirements insofar as they relate to their ownership interest in the Issuer and Bakkt Opco.

The descriptions of the Certificate of Incorporation, the Exchange Agreement, the Surviving Company LLC Agreement, the Voting Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Tax Receivable Agreement, the Subscription Agreement and the Cooperation Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such agreements, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 99.2	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 11, 2021).

Exhibit 99.3	Amendment to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on March 31, 2021).

Exhibit 99.4	Amendment to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 30, 2021).

Exhibit 99.5	Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).

Exhibit 99.6	Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).

Exhibit 99.7	Amended and Restated Limited Liability Company Agreement (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).

Exhibit 99.8	Voting Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).

Exhibit 99.9	Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).

Exhibit 99.10	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).

Exhibit 99.11	Tax Receivable Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).

Exhibit 99.12	Amended and Restated Subscription Agreement

Exhibit 99.13	Cooperation Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).

SIGNATURES

After reasonable inquiry and to the best the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2021	Intercontinental Exchange, Inc.

	By:	/s/ Andrew J. Surdykowski
Name: Andrew J. Surdykowski
Title: General Counsel

Intercontinental Exchange Holdings, Inc.

	By:	/s/ Andrew J. Surdykowski
Name: Andrew J. Surdykowski
Title: General Counsel

[Signature Page to Schedule 13D]

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

INTERCONTINENTAL EXCHANGE, INC.

The following table sets forth certain information with respect to the directors and executive officers of Intercontinental Exchange, Inc. The business address of each director and executive officer of Intercontinental Exchange, Inc. is 5660 New Northside Drive, Atlanta, Georgia 30328.

Name	Present Principal Occupation or Employment	Citizenship
Hon. Sharon Y. Bowen (Director)

Member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including the subsidiary boards of certain NYSE U.S. regulated exchanges.

Co-chair of the NYSE Board Advisory Council.

Member of the board of directors of each of Akamai Technologies, Inc. and Neuberger Berman Group LLC and the board of Bakkt Trust Company.

United States

Shantella E. Cooper (Director)	Executive Director of Atlanta Committee for Progress. Member of the board of directors of Atlantic Capital Bancshares, Inc. and Veritiv Corporation.	United States

Charles R. Crisp (Director)

Member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including as the Chair of the Board of Directors of ICE NGX Canada and on the Board of Directors of ICE Futures U.S., ICE Trade Vault and ICE Swap Trade.

Member of the board of directors of each of EOG Resources, Inc., Targa Resources, Corp., as well as Targa Resources GP, LLC, a subsidiary of Targa Resources, Corp.

Member of the board of directors of Southern Company Gas, a subsidiary of Southern Company.

United States

1

Duriya M. Farooqui (Director)

Member of the Board of Directors of each of InterContinental Hotels Group PLC (IHG) and Tribe Capital Growth Corp I.

Member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including the subsidiary boards of certain NYSE U.S. regulated exchanges and ICE NGX Canada.

Co-chair of the NYSE Board Advisory Council.

United States

The Rt. Hon. the Lord Hague of Richmond (Director)

Chair of The Royal Foundation of the Duke and Duchess of Cambridge, Chair of the United for Wildlife Taskforce.

Chair for the International Advisory Board at the law firm Linklaters.

Chair of the Board of Directors of ICE Futures Europe, a subsidiary of Intercontinental Exchange, Inc.

Member of the House of Lords.

United Kingdom

Mark F. Mulhern (Director)

Executive Vice President and Chief Financial Officer of Highwoods Properties, Inc.

Member of the board of directors of Ellie Mae, Inc., the operating company of ICE Mortgage Technology Holdings, Inc., both are subsidiaries of Intercontinental Exchange, Inc.

Member of the Board of Directors of Barings BDC, Inc.

United States

Thomas E. Noonan (Director)	Founding partner of TechOperators LLC, and Chairman of TEN Holdings, LLC. Member of the Board of Directors of Manhattan Associates, Inc.	United States

Frederic V. Salerno (Director)

Member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including the subsidiary boards of certain NYSE U.S. regulated exchanges.

Member of the board of directors of each of Associated Capital Group and Madison Square Garden Entertainment Corp and the board of Bakkt Trust Company.

United States

2

Caroline L. Silver (Director)

Advisory partner at Moelis & Company.

Member of governing board of ICE Clear Europe Limited, a subsidiary of Intercontinental Exchange, Inc.

Chair of the Board of Directors of PZ Cussons PLC.

Member of the Board of Directors of BUPA and Meggitt PLC.

Trustee of The Victoria and Albert Museum (appointed by the UK Prime Minister).

United Kingdom

Jeffrey C. Sprecher (Director and Chief Executive Officer)	Chairman of the Board and Chief Executive Officer of Intercontinental Exchange, Inc. and Chairman of the New York Stock Exchange.	United States

Judith A. Sprieser (Director)

Member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including the Board of Managers of ICE Clear Credit and ICE Mortgage Services, the governing board of MERSCORP Holdings, Inc.

Member of the boards of directors of Allstate Insurance Company (currently Lead Director) and Newell Brands Inc.

United States

Vincent Tese (Director)

Member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including the subsidiary boards of certain NYSE U.S. regulated exchanges and as the Chair of the Board of ICE Clear Credit.

Member of the boards of directors of each of Madison Square Garden Entertainment Corp., Madison Square Garden Sports Corp., and AMC Networks Inc. and the board of Bakkt Trust Company.

Trustee of New York University School of Law and New York Presbyterian Hospital.

United States

Warren Gardiner (Chief Financial Officer)	Chief Financial Officer, Intercontinental Exchange, Inc.	United States

Benjamin R. Jackson (President)	President, Intercontinental Exchange, Inc.	United States

David S. Goone (Chief Strategy Officer)	Chief Strategy Officer, Intercontinental Exchange, Inc.	United States

Lynn C. Martin (President – Fixed Income and Data Services)	President – Fixed Income and Data Services, Intercontinental Exchange, Inc.	United States

3

Andrew J. Surdykowski (General Counsel)	General Counsel, Intercontinental Exchange, Inc.	United States

Mark P. Wassersug (Chief Operating Officer)	Chief Operating Officer, Intercontinental Exchange, Inc.	United States

4

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.

The following table sets forth certain information with respect to the directors and executive officers of Intercontinental Exchange Holdings, Inc. The business address of each director and executive officer of Intercontinental Exchange Holdings, Inc. is 5660 New Northside Drive, Atlanta, Georgia 30328.

Name	Present Principal Occupation or Employment	Citizenship
Jeffrey C. Sprecher (Director and Chief Executive Officer)	Chairman of the Board and Chief Executive Officer of Intercontinental Exchange, Inc. and Chairman of the New York Stock Exchange	United States

Warren Gardiner (Director and Chief Financial Officer)	Chief Financial Officer, Intercontinental Exchange, Inc.	United States

Andrew J. Surdykowski (Director and General Counsel)	General Counsel, Intercontinental Exchange, Inc.	United States

Benjamin R. Jackson (President)	President, Intercontinental Exchange, Inc.	United States

David S. Goone (Chief Strategy Officer)	Chief Strategy Officer, Intercontinental Exchange, Inc.	United States

Lynn C. Martin (President – Fixed Income and Data Services)	President – Fixed Income and Data Services, Intercontinental Exchange, Inc.	United States

Mark P. Wassersug (Chief Operating Officer)	Chief Operating Officer, Intercontinental Exchange, Inc.	United States

1